Exhibit 99.1

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON, Canada M5J 2V5

For more information,
please see Kinross’ year-end
2009 Financial Statements and MD&A
at www.kinross.com
NEWS RELEASE

Kinross 2009 production increases by 22%, revenue by 49%
Margins up 22%, adjusted operating cash flow up 48%
Kinross agrees to sell 25% of Cerro Casale to Barrick for $475 million

Toronto, Ontario – February 17, 2010 – Kinross Gold Corporation (TSX: K, NYSE: KGC) today announced its results for the fourth quarter and year ended December 31, 2009.

(This news release contains forward looking information that is subject to the risks and assumptions set out in our Cautionary Statements on Forward-Looking Information located on page 8 of this news release. All dollar amounts in this news release are expressed in U.S. dollars, unless otherwise noted.)

Highlights

●
        Production1 in the fourth quarter 2009 was a record 613,858 gold equivalent ounces, an increase of 12% over the same period last year. For full-year 2009, gold equivalent production was 2,238,665 ounces, in line with previously-announced guidance, and a 22% increase over 2008.

●
        Revenue for the quarter was a record $699.0 million, compared with $484.4 million in the fourth quarter of 2008, an increase of 44%, with an average realized gold price of $1,094 per ounce sold compared with $794 per ounce sold in Q4 2008. Full-year 2009 revenue was $2,412.1 million, a 49% increase over full-year 2008. The average realized gold price for the full year was $967 compared with $857 per ounce sold for full-year 2008.

●
        Cost of sales per gold equivalent ounce2 was $437 for Q4, an increase of 17% compared with Q4 2008. Cost of sales per ounce for full-year 2009 was $437, in line with previously-stated guidance, compared with $421 for full-year 2008. Cost of sales per gold ounce on a by-product basis was $383 in Q4 and $388 for the full-year 2009. Kinross’ attributable margin per ounce sold3 was a record $657 in Q4, a year-over-year increase of 57%. The attributable margin per ounce sold for full-year 2009 was $530, a 22% increase over 2008.

●
        Adjusted operating cash flow4 in Q4 was $292.2 million, a 21% increase over Q4 2008, and $937.2 million for the full year, a 48% increase over full-year 2008. Adjusted operating cash flow per share in Q4 was $0.42 per share, a 14% increase over Q4 2008, and $1.36 for full-year 2009, a 35% increase over full-year 2008.

●
        Adjusted net earnings4 were $148.6 million, or $0.21 per share, in Q4, compared with earnings of $56.8 million, or $0.09 per share for the same period last year. Adjusted net earnings for the full-year 2009 were $304.9 million, or $0.44 per share, compared with $243.8 million, or $0.39 per share for full-year 2008. Reported net earnings were $235.6 million, or $0.34 per share in Q4, compared with a net loss of $968.8 million, or $1.47 per share, for Q4 2008. Full year reported net earnings were $309.9 million, or $0.45 per share, compared with a net loss of $807.2 million, or $1.28 per share for full-year 2008.

●
        Kinross has entered into an agreement with Barrick Gold Corporation to sell one-half of its 50% interest in the Cerro Casale project in Chile to Barrick for a total value of $475 million, comprising $455 million in cash, plus the assumption by Barrick of a $20 million contingent obligation.

●	The Board of Directors declared a dividend of $0.05 per share payable on March 31, 2010 to shareholders of record on March 24, 2010.

CEO commentary
Tye Burt, President and CEO, made the following comments in relation to fourth quarter and full-year 2009 results.

“Kinross finished 2009 strongly with record production, margins, and revenue for both the quarter and the full year. Margins averaged $530 per ounce in 2009, an increase of 22% year-over-year, compared with a 13% year-over-year increase in the average gold price. Adjusted operating cash flow in 2009 was $937.2 million, an increase of 48% over 2008, while adjusted operating cash flow per share was $1.36, up by 35% over 2008.

1 Unless otherwise stated, production figures in this release are based on Kinross’ share of Kupol production (75%).
2 Cost of sales per ounce is a non-GAAP measure and is defined as cost of sales as per the financial statements divided by the number of gold equivalent ounces sold, both reduced for Kupol sales attributable to a third-party 25% shareholder.
3 Attributable margin per ounce sold is a non-GAAP measure and is defined as average realized gold price per ounce less attributable cost of sales per gold equivalent ounce sold.
4 Reconciliation of non-GAAP financial measures is located on pages 9 and 10 of this news release.

www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON, Canada M5J 2V5

“We have increased our focus on operational excellence by advancing the Kinross Way, including implementing company-wide processes for Continuous Improvement and standardizing best practices. We have also added depth and strength to our corporate and regional management teams, and introduced a new corporate organizational structure to help execute effectively our operational and growth strategies.

“We continue to make adjustments to our asset portfolio to improve shareholder value, such as the acquisition of Dvoinoye near our Kupol mine in Russia, which expands our presence in this rapidly growing new district. We also announced the sale of half of our share of Cerro Casale, which scales the project to a more optimal size within our portfolio, and generates immediate cash proceeds.

“Looking ahead, Kinross’ strategy is based on performance from a core set of strong assets, organic growth from existing operations, medium-term increases in production from new development projects, and ongoing optimization of our asset portfolio.”

Financial results

Summary of financial and operating results

		Three months ended		Year ended
		December 31,		December 31,
	(dollars in millions, except per share and per ounce amounts)	2009	2008	2009	2008
	Total(a) gold equivalent ounces(b) - produced	668,761	620,863	2,470,042	1,994,674
	Total gold equivalent ounces - sold	636,601	610,935	2,487,076	1,888,954

	Attributable(c) gold equivalent ounces - produced	613,858	550,221	2,238,665	1,838,038
	Attributable(c) gold equivalent ounces - sold	586,543	534,945	2,251,189	1,756,056

	Metal sales	$699.0	$484.4	$2,412.1	$1,617.0
	Cost of sales (excludes accretion and reclamation expense, depreciation, depletion and amortization)	$271.0	$216.7	$1,047.1	$768.8
	Accretion and reclamation expense	$5.4	$11.8	$19.3	$24.7
	Depreciation, depletion and amortization	$109.4	$109.6	$447.3	$273.8
	Impairment charge - goodwill	$-	$994.1	$-	$994.1
	Operating earnings	$226.2	$(904.9)	$645.9	$(611.6)
	Net earnings (loss)	$235.6	$(968.8)	$309.9	$(807.2)
	Basic earnings (loss) per share	$0.34	$(1.47)	$0.45	$(1.28)
	Diluted earnings (loss) per share	$0.34	$(1.47)	$0.44	$(1.28)
	Adjusted net earnings (d)	$148.6	$56.8	$304.9	$243.8
	Adjusted net earnings per share (d)	$0.21	$0.09	$0.44	$0.39
	Cash flow provided from (used for) operating activities	$306.5	$201.0	$785.6	$443.6
	Adjusted operating cash flow (d)	$292.2	$241.5	$937.2	$634.6
	Cash flow before changes in working capital per share (d)	$0.42	$0.37	$1.36	$1.01
	Average realized gold price per ounce	$1,094	$794	$967	$857
	Consolidated cost of sales per equivalent ounce sold (e)	$426	$355	$421	$407
	Attributable(c) cost of sales per equivalent ounce sold (e)	$437	$375	$437	$421
	Attributable cost of sales per ounce sold on a by-product basis (f)	$383	$341	$388	$373

(a)	“Total” includes 100% of Kupol production.

(b)
“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratio for the fourth quarter of 2009 was 62.54:1, compared with 77.84:1 for the fourth quarter of 2008 and for 2009 was 66.97:1, compared with 58.17:1  for 2008.

(c)	“Attributable” includes Kinross’ share of Kupol production (75%) only.

(d)
“Adjusted net earnings”, “Adjusted net earnings per share”, “Adjusted operating cash flow” and “Adjusted operating cash flow per share” are non-GAAP measures.  The reconciliation of these non-GAAP financial measures is located in this news release.

(e)	“Consolidated cost of sales per ounce” is a non-GAAP measure and is defined as cost of sales as per the consolidated financial statements divided by the total number of gold equivalent ounces sold.

(f)
“Attributable cost of sales per ounce on a by-product basis” is a non-GAAP measure and is defined as cost of sales as per the consolidated financial statements less attributable(c) silver revenue divided by the total number of attributable(c) gold ounces sold.

Kinross produced 613,858 gold equivalent ounces in the fourth quarter of 2009, a 12% increase over the fourth quarter of 2008, and 2,238,665 gold equivalent ounces for the full year, a 22% increase over full-year 2008 and in line with previously-stated guidance.

p. 2  Kinross 2009 production increases by 22%, revenue by 49%                                                                                                                                             www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON, Canada M5J 2V5

Cost of sales per gold equivalent ounce was $437 compared with $375 per ounce for Q4 2008, an increase of 17%. Cost of sales for full-year 2009 was in line with previously-stated guidance of $437, compared with $421 for full-year 2008. Cost of sales per gold ounce on a by-product basis was $383 in Q4 compared with $341 the previous year. Cost of sales per gold ounce on a by-product basis was $388 for the full year, compared with $373 for full-year 2008.

Revenue from metal sales was $699.0 million in Q4 2009, versus $484.4 million during the same period in 2008, an increase of 44%. The average realized gold price was $1,094 per ounce in Q4, compared with $794 per ounce for Q4 2008, an increase of 38%. 2009 full-year revenue was $2,412.1 million, compared with $1,617.0 million for full-year 2008. The average realized gold price was $967 for full-year 2009 versus $857 for full-year 2008, an increase of 13%.

Kinross’ margin per gold equivalent ounce sold was $657 for the quarter, an increase of 57% compared with Q4 2008. Full year margin per gold equivalent ounce sold was $530 compared with $436 for full-year 2008, a 22% increase.

Adjusted operating cash flow4 was $292.2 million for the quarter, or $0.42 per share, compared with $241.5 million, or $0.37 per share, for Q4 2008. Adjusted operating cash flow for full-year 2009 was $937.2 million, or $1.36 per share, compared with $634.6 million, or $1.01 per share, for full-year 2008. Cash and short-term investments were $632.4 million at December 31, 2009 compared with $525.1 million at December 31, 2008.

Adjusted net earnings4 were $148.6 million, or $0.21 per share for Q4, compared with an adjusted earnings of $56.8 million, or $0.09 per share, for the same period last year. Adjusted net earnings were $304.9 million, or $0.44 per share, for full-year 2009, compared with $243.8 million, or $0.39 per share, for full-year 2008.

Reported net earnings were $235.6 million, or $0.34 per share, for Q4 2009, compared with a net loss of $968.8 million, or $1.47 per share, for Q4 2008. Reported net earnings for full-year 2009 were $309.9 million, or $0.45 per share, compared with a net loss of $807.2 million, or $1.28 per share, for full-year 2008.

Capital expenditures were $137.5 million for Q4 2009, compared with $145.6 million from the same period last year. Capital expenditures totalled $481.2 million for full-year 2009, compared with $714.7 million the previous year.

Operating results

Mine-by-mine summaries of fourth quarter 2009 operating results may be found on pages 11 and 15 of this news release. Highlights include the following:

■
Paracatu produced approximately 108,000 gold equivalent ounces in Q4 at a cost of sales of $648 per gold equivalent ounce, down from $764 in Q3. Operational performance at the expansion plant was considerably improved over the previous quarter. Upgrades to the plant have eliminated minor unplanned stoppages, contributing to plant stability and recoveries. In addition, circuit modifications have been made to optimize grinding capacity. The Company is proceeding with plans to install a third ball mill to increase the grinding capacity needed to process harder ore from the orebody (see “Project update and new developments” below).

■
Fort Knox produced approximately 87,000 gold equivalent ounces in Q4, up from 60,629 gold equivalent ounces in Q3, at a cost of sales of $450 per gold equivalent ounce, down from $591 in Q3. First gold from the new heap leach was poured in November. The Q4 mine plan was successfully achieved, as geotechnical issues encountered in the previous quarter were resolved.

■
At Kupol, Kinross’ share of production was approximately 165,000 gold equivalent ounces in Q4 at an attributable cost of sales of $288 per gold equivalent ounce. By year-end, underground conditions had improved significantly as a result of mine plan modifications, which included limiting the length of selected stopes, modified blasting techniques, and limiting air circulation to inactive headings. Construction of the winter road to Kupol is now complete and hauling has commenced, a week earlier than in 2009.

p. 3  Kinross 2009 production increases by 22%, revenue by 49%                                                                                                                                             www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON, Canada M5J 2V5

Update on corporate and regional organization

To help deliver on its goals of industry-leading operational performance and continued profitable growth, Kinross has introduced a new organizational structure and strengthened its head office and regional management teams.

The Company has reorganized its business around four new strategic operating groups: Mining Operations; Corporate Development; Project Development; and External Relations & Corporate Responsibility. The structure provides increased focus and integration in the critical areas of project development and construction, project permitting, and community and government relations.

The Project Development group, led by recently-appointed Senior Vice-President Dr. Ken Thomas, is responsible for delivering major new projects through to successful commissioning. The group enhances Kinross’ capacity for project development, and provides increased dedicated resources to deliver the Company’s pipeline of organic growth projects.

The External Relations & Corporate Responsibility group, led by Executive Vice-President James Crossland, is responsible for large project permitting, corporate responsibility, and external relations. The new structure strengthens collaboration between key functions associated with permitting major development projects, while reinforcing corporate responsibility as a core Kinross business function and strategic imperative.

Kinross has enhanced its global organization at a regional level to help effectively execute its production and growth strategies. This includes the recruitment of seasoned industry leaders to oversee operations in each of Kinross’ major geographic regions, including: Sam Coetzer, Senior Vice-President, South America; John Galassini, Regional Vice-President, North America; and Warwick Morley-Jepson, Regional Vice-President, Russia.

Wilson Brumer has resigned from the Kinross Board of Directors due to personal commitments. The Kinross board and management team thank Mr. Brumer for his contributions to the Company.

Project update and new developments

The forward-looking information contained in this section of the release is subject to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information on page 8 of this news release.

Organic growth projects

Dvoinoye acquisition

Kinross has now signed a definitive purchase agreement respecting the transaction announced on January 20, 2010 to acquire the high-grade Dvoinoye deposit and the Vodorazdelnaya property, both located approximately 90 km north of Kinross’ Kupol operation in the Chukotka region of the Russian Far East.  Kinross plans to develop Dvoinoye as an underground mine and process ore from Dvoinoye at the existing Kupol mill, pursuant to an ore purchase agreement with Kinross’ 75%-owned Chukotka Mining and Geological Company, the owner of the Kupol mine. Kinross expects the acquisition to leverage its existing Kupol facilities by eliminating the need for construction of an additional processing plant, and allowing for blending of Kupol ore with higher-grade Dvoinoye ore. Kinross expects to complete its due diligence on the transaction in March 2010, and expects the transaction to close by the third quarter of 2010.

Paracatu ball mill

The Company has approved plans to install a third ball mill at the Paracatu expansion to increase the grinding capacity needed to process harder ore from the Paracatu orebody. Delivery of the new 15 MW ball mill is expected in mid-2010, and installation and commissioning are expected to be completed in the first half of 2011. The total capital cost is estimated to be approximately $97 million, of which approximately $90 million will be required in 2010. The Company is also considering additional options to further increase throughput and production at Paracatu.

Maricunga expansion

Kinross continues to explore options to increase production at its Maricunga operation, with the most attractive option involving an approximate 50% increase in ore processing through increasing capacity of the existing crushing plant and constructing a new primary crusher. The Company expects to complete a feasibility study in the second quarter of 2010.

p. 4  Kinross 2009 production increases by 22%, revenue by 49%                                                                                                                                             www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON, Canada M5J 2V5

New developments

Lobo-Marte

As detailed in the Company’s news release of January 28, 2010, Kinross has completed a pre-feasibility study on the Lobo-Marte gold project confirming the viability of a 47,000 tonne per day open pit heap leach operation incorporating a SART (Sulphidization, Acidification, Recycling and Thickening) facility for cyanide recovery. The study estimates initial capital expenditures of approximately $575-650 million and operating costs of approximately $11.50-12.50 per tonne, with annual production estimated to be approximately 350,000-400,000 gold equivalent ounces for the first five years of full production. Kinross is continuing to explore opportunities to optimize project economics, including infill drilling and potential recovery improvements through the addition of high pressure grinding rolls. In 2010, pending permit approvals, Kinross plans to follow up on regional exploration opportunities and undertake further infill and engineering drilling to support a feasibility study, which is targeted for completion in the first quarter of 2011.

Fruta del Norte

Kinross is continuing with an 18,000-metre drilling campaign at Fruta del Norte (FDN) in Ecuador in 2010. The Company expects to complete the campaign by the third quarter of 2010, with the expectation of finalizing a pre-feasibility study and further upgrading resources at year-end.  Environmental impact statements are expected to be submitted in the second quarter in order to acquire permits for geotechnical drilling on the Colibri concession, and to construct a decline ramp as part of the advanced exploration program.

During 2009, the Company strengthened its leadership and management resources in Ecuador, including the appointment of Eduardo Flores as Regional Vice-President. Kinross continues to advance work on permitting, stakeholder engagement and community development projects with the Ecuadorian government, the local community, and interested parties, including the Shuar Federation of Zamora Chinchipe. The Company expects to be in a position to commence discussions with the Ecuadorian government regarding a contractual framework for FDN development later in the year.

Cerro Casale

Kinross has entered into an agreement with Barrick Gold Corporation to sell one-half of its 50% interest in the Cerro Casale project in Chile to Barrick for a total value of $475 million, comprising $455 million in cash, plus the assumption by Barrick of a $20 million contingent obligation.

The Compania Minera Casale (CMC) joint venture has prepared a feasibility study of the project, to be submitted to the CMC Board of Directors. The current draft study contemplates a heap leach facility and a 160,000 tonne per day mill. The study estimates initial capital expenditures of approximately $1.05 billion on a 25% basis, with a construction period of approximately three years following the receipt of key permits.  Based on the base case in the feasibility study, Kinross’ annual share of production over the first five full years of mine life is estimated to average 250,000 – 275,000 ounces of gold at a cost of sales of approximately $530 per ounce, and 57 – 63 million pounds of copper at a cost of sales of approximately $1.25 per pound.  Mine life is estimated to be approximately 20 years. The feasibility study is based on a gold price of $800 per ounce and a copper price of $2.00 per pound.

The final feasibility study will be submitted to the CMC Board shortly for approval and a decision regarding next steps. Kinross expects to file a National Instrument 43-101 (“NI 43-101”) compliant technical report on the project pending approval of the feasibility study by the CMC Board.

Exploration update

Exploration and business development expenses for full-year 2009 were $72.5 million, compared with $59.0 million for full-year 2008. Of the total exploration and business development expense, expenditures on exploration totaled $19.6 million and $56.1 million for the quarter and year, respectively. Capitalized exploration expenses totaled $10.6 million.

p. 5  Kinross 2009 production increases by 22%, revenue by 49%                                                                                                                                             www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON, Canada M5J 2V5

Kinross was active on more than 40 mine site, near-mine and greenfields projects in 2009 with a total of 166,514 metres drilled (126,772 metres expensed and 39,742 metres capitalized).

■
Mine site exploration: Programs in 2009 were successfully concluded at La Coipa (with drilling at Coipa Norte contributing 622,000 ounces to reserves), Fort Knox (with Phase 7 drilling converting 369,000 ounces to reserves), and Maricunga (with drilling at Verde West converting 272,000 ounces gold to reserves).

■
Lobo-Marte: Twenty metallurgical holes were completed in connection with the metallurgical test work program and resulted in the conversion of 5.6 million ounces gold to reserves. Strong upside exists at both Lobo and Marte to continue adding resources beyond the limit of current reserves.

■
Fruta del Norte: Drilling recommenced in November 2009 with five holes completed for approximately 3,000 metres by year-end. The 18,000-metre infill and metallurgical drill program will continue in 2010 and is expected to be completed in the third quarter.

■
Kupol: Fifty-nine holes were drilled at Kupol for approximately 14,000 metres in 2009. Definition drilling started on the 650 and North Extension zones to upgrade inferred resources to the indicated category. Both programs are continuing in 2010 with the aim of converting resources to reserves. Drilling also tested two conceptual targets north and east of the mine.

■
Kupol West (37.5% Kinross): A second phase of drilling was completed in Q4 following up mineralized intercepts at Maroshka West (4 km from the Kupol mill). Further encouraging intervals of mineralization were encountered and additional drilling is planned in 2010 to follow-up on and further evaluate these results.

■
La Coipa district: Approximately 13,000 metres of drilling were completed on the CMLC joint venture testing four targets. Drilling activities also commenced at the Chimberos Este target (100% Kinross) 29 km north-east of La Coipa. An airborne geophysical survey was flown over the entire La Coipa complex to assist identification of the next generation of near-mine targets.

In 2010, the Company’s exploration efforts will continue pursuing Kinross’ strategy of upgrading its asset portfolio through organic growth.

Liquidity Position

During 2009, Kinross repaid $258.7 million in debt and paid $62.4 million in dividends to shareholders, ending the year with cash, cash equivalents and short-term investments of $632.4 million and total debt of $692.2 million.  Kinross entered into a new $450 million three-year unsecured revolving credit facility in November 2009, and a $125 million letter of credit guarantee facility with Export Development Canada.   The Company had undrawn  availability under the revolving credit facility of $325.6 million at December 31, 2009.

Outlook
The forward-looking information contained in this section is subject to the risk factors and assumptions contained in the Cautionary Statement on Forward-Looking Information located on page 8 of this news release.

As stated in the guidance news release from January 14, 2010, Kinross expects to produce approximately 2.2 million gold equivalent ounces in 2010, as previously estimated. Cost of sales per gold equivalent ounce is expected to be approximately $460-$490 for full-year 2010.

On a by-product accounting basis, Kinross expects to produce approximately 2.0 million ounces of gold and 10.0 million ounces of silver at an average cost of sales per gold ounce of $420-$450.

Capital expenditures for 2010 are expected to be approximately $550 million, which includes approximately $109 million for mine development and stripping, approximately $91 million for the expansion of tailings facilities at Paracatu, Fort Knox and Kupol, $90 million for the third ball mill at Paracatu and $30 million to advance the Lobo-Marte project in Chile.

p. 6  Kinross 2009 production increases by 22%, revenue by 49%                                                                                                                                             www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON, Canada M5J 2V5

The 2010 forecast for exploration and business development expenses is approximately $102 million, comprising: $79 million for exploration expenses, including $24 million for greenfields exploration and $27 million for programs at existing mine sites; $17 million for technical and environmental services; and $6 million for corporate development.

Conference call details

Kinross Gold Corporation will release its financial statements and operating results for the fourth quarter and year-end 2009 on Wednesday, February 17, 2010, after market close. In connection with the release, Kinross will hold a conference call and audio webcast on Thursday, February 18, 2010 at 8:00 am ET to discuss the results, followed by a question-and-answer session. To access the call, please dial:

Canada & US toll-free – 1-800-319-4610
Outside of Canada & US – 1-604-638-5340

Replay (available up to 14 days after the call):

Canada & US toll-free – 1-800-319-6413; Passcode – 3310 followed by #.
Outside of Canada & US – 1-604-638-9010; Passcode – 3310 followed by #.

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on our website at www.kinross.com

This release should be read in conjunction with Kinross’ year-end 2009 Financial Statements and the Management’s Discussion and Analysis report at www.kinross.com.

Kinross’ audited annual statements have been filed with Canadian securities regulators (available at www.sedar.com) and furnished with the U.S. Securities and Exchange Commission (available at www.sec.gov). Kinross shareholders may obtain a copy of the statements free of charge upon request to the company.

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in the United States, Brazil, Chile, Ecuador and Russia, and employs approximately 5,500 people worldwide.

Kinross’ strategic focus is to maximize net asset value and cash flow per share through a four-point plan built on: delivering mine and financial performance; attracting and retaining the best people in the industry; achieving operating excellence through the “Kinross Way”; and delivering future value through profitable growth opportunities.

Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Steve Mitchell
Vice-President, Corporate Communications
phone: 416-365-2726
steve.mitchell@kinross.com

Investor Relations Contact

Erwyn Naidoo
Vice-President, Investor Relations
phone: 416-365-2744
erwyn.naidoo@kinross.com

p. 7  Kinross 2009 production increases by 22%, revenue by 49%                                                                                                                                             www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON, Canada M5J 2V5

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release, but not limited to, any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbour” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements include, without limitation, possible events, statements with respect to possible events, the future price of gold and silver, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration, development and mining activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. The words “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “targets”, “intends”, “anticipates”, or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might”, or “will be taken”, “occur” or “be achieved” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of Kinross contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Annual Information Form, or as otherwise expressly incorporated herein by reference as well as: (1) there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, operations, expansion and acquisitions at Paracatu (including, without limitation, land acquisitions for and permitting and construction of the new tailings facility) being consistent with our current expectations; (3) development of the Phase 7 pit expansion and the heap leach project at Fort Knox continuing on a basis consistent with Kinross’ current expectations; (4) the viability, permitting and development of the Fruta del Norte deposit being consistent with Kinross’ current expectations; (5) political developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, the implementation of Ecuador’s new mining law and related regulations and policies being consistent with Kinross’ current expectations; (6) the new feasibility study to be prepared by the joint venture for Cerro Casale, incorporating updated geological, mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors, and permitting, being consistent with the Company’s current expectations; (7) the viability, permitting and development of the Lobo-Marte project, including, without limitation, the metallurgy and processing of its ore, being consistent with our current expectations; (8) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian ruble and the U.S. dollar being approximately consistent with current levels; (9) certain price assumptions for gold and silver; (10) prices for natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (11) production and cost of sales forecasts meeting expectations; (12) the accuracy of our current mineral reserve and mineral resource estimates; and (13) labour and materials costs increasing on a basis consistent with Kinross’ current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates or gold or silver lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Chile, Brazil, Russia, Ecuador, or other countries in which we do business or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Factors” section of our most recently filed Annual Information Form. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Key Sensitivities

Approximately 50%-60% of the Company’s costs are denominated in US dollars.
A 10% change in foreign exchange could result in an approximate $10 impact in cost of sales per ounce.5
A $10 change in the price of oil could result in an approximate $3 impact on cost of sales per ounce.
The impact on royalties of a $100 change in the gold price could result in an approximate $4 impact on cost of sales per ounce.

Other information
Where we say “we”, “us”, “our”, the “Company”, or “Kinross” in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

5 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

p. 8  Kinross 2009 production increases by 22%, revenue by 49%                                                                                                                                             www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON, Canada M5J 2V5

The technical information about the Company’s material mineral properties contained in this  news release has been prepared under the supervision of Mr. Rob Henderson, an officer of the Company who is a “qualified person” within the meaning of National Instrument 43-101.

Reconciliation of non-GAAP financial measures

The Company has included certain non-GAAP financial measures in this document. The Company believes that these measures, together with measures determined in accordance with GAAP, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these measures are meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with GAAP. These measures are not necessarily standard and therefore may not be comparable to other issuers.

Adjusted net earnings and adjusted net earnings per share are non-GAAP measures which determine the performance of the Company, excluding certain impacts which the company believes are not reflective of the Company’s underlying performance, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and non-hedge derivative gains and losses. Management believes that these measures, which are also used internally, provide investors with the ability to better evaluate underlying performance particularly since the excluded items are typically not included in public guidance. The following table provides a reconciliation of net earnings to adjusted net earnings for the periods presented:

	GAAP to Adjusted Earnings Reconciliation
(in US$ millions)	Three months ended		Year ended
	December 31		December 31
	2009	2008	2009	2008

Net earnings (loss) - GAAP	$235.6	$(968.8)	$309.9	$(807.2)

Adjusting items:
Foreign exchange losses (gains)	4.1	(40.7)	91.0	(41.4)
Non-hedged derivatives gains	(2.9)	(17.2)	(2.9)	(41.6)
Gains on sale of assets and investments - net	(13.2)	(1.3)	(12.9)	(30.2)
Litigation reserve adjustment	-	-	(18.5)	19.1
Asset Retirement Obligation	(2.7)	3.2	(2.7)	3.2
Impairments	-	1,017.7	-	1,078.0
Brazilian tax settlement	(53.0)	-	(53.0)	-
Taxes in respect of prior years	(19.3)	63.9	(6.0)	63.9
	(87.0)	1,025.6	(5.0)	1,051.0
Net earnings - Adjusted	$148.6	$56.8	$304.9	$243.8
Weighted average number of common shares outstanding - Basic	695.9	659.0	691.5	628.6
Net earnings loss per share - Adjusted	$0.21	$0.09	$0.44	$0.39

The Company makes reference to a non-GAAP measure for adjusted operating cash flow and adjusted operating cash flow per share.  Adjusted operating cash flow is defined as cash flow from operations excluding certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow, and also excludes changes in working capital.  Working capital can be volatile due to numerous factors, including the timing of tax payments, and in the case of Kupol, a build-up of inventory due to transportation logistics.  Management believes that, by excluding these items from operating cash flow, this non-GAAP measure provides investors with the ability to better evaluate the cash flow performance of the Company.  The following table provides a reconciliation of adjusted cash flow from operations:

p. 9  Kinross 2009 production increases by 22%, revenue by 49%                                                                                                                                             www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON, Canada M5J 2V5

	GAAP to Adjusted Operating Cash Flow
(in US$ millions)	Three months ended		Year ended
	December 31		December 31
	2009	2008	2009	2008

Cash flow provided from operating activities - GAAP	$306.5	$201.0	$785.6	$443.6

Adjusting items:
Brazilian tax settlement	71.0	-	71.0	-
Working capital changes:
Accounts receivable and other assets	(50.1)	(20.1)	14.9	33.7
Inventories	39.9	29.9	115.1	145.4
Accounts payable and other liabilities	(75.1)	30.7	(49.4)	11.9
	(14.3)	40.5	151.6	191.0
Adjusted operating cash flow	$292.2	$241.5	$937.2	$634.6
Weighted average number of common shares outstanding - Basic	695.9	659.0	691.5	628.6
Adjusted operating cash flow per share	$0.42	$0.37	$1.36	$1.01

Attributable cost of sales per ounce sold on a by-product basis is a non-GAAP measure which calculates the Company’s non-gold production as a credit against its per ounce cost of sales, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting. Management believes that this measure, which is also used internally, provides investors with the ability to better evaluate Kinross’ cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting. The following table provides a reconciliation of attributable cost of sales per ounce sold on a by-product basis for the periods presented:

	Attributable Cost of Sales Per Ounce Sold on a By-Product Basis
(in US$ millions)	Three months ended		Year ended
	December 31		December 31
	2009	2008	2009	2008

Cost of sales	$271.0	$216.7	$1,047.1	$768.8
Less: portion attributable to Kupol non-controlling interest	(14.9)	(16.0)	(63.5)	(29.2)
Less: attributable silver sales	(47.7)	(33.1)	(180.0)	(151.1)
Attributable cost of sales net of silver by-product revenue	$208.4	$167.6	$803.6	$588.5

Gold ounces sold	587,345	559,475	2,277,721	1,694,128
Less: portion attributable to Kupol non-controlling interest	(42,598)	(67,652)	(205,342)	(115,476)
Attributable gold ounces sold	544,747	491,823	2,072,379	1,578,652
Attributable cost of sales per ounce sold on a by-product basis	$383	$341	$388	$373

p. 10  Kinross 2009 production increases by 22%, revenue by 49%                                                                                                                                          www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON, Canada M5J 2V5

Review of Operations

Three months ended December 31,
	Gold equivalent ounces
	Produced		Sold		Cost of sales		Cost of sales/oz
(in US$ millions)	2009	2008	2009	2008	2009	2008	2009	2008

Fort Knox	86,614	77,133	89,244	76,495	$40.2	$37.6	$450	$492
Round Mountain	53,043	54,489	52,564	51,664	25.6	27.4	487	530
Kettle River - Buckhorn (a)	62,363	27,036	62,065	16,296	16.5	5.6	266	344
US Total	202,020	158,658	203,873	144,455	82.3	70.6	404	489

Kupol (100%) (b)	219,612	282,567	200,234	303,958	58.2	64.2	291	211
Julietta (d)	-	-	-	-	-	-	-	-
Russia Total	219,612	282,567	200,234	303,958	58.2	64.2	291	211

Paracatu	108,421	49,941	98,126	41,000	63.6	19.6	648	478
Crixás	22,030	22,163	21,686	21,757	8.0	5.9	369	271
Brazil Total	130,451	72,104	119,812	62,757	71.6	25.5	598	406

La Coipa (c)	56,785	56,145	48,979	49,287	26.5	26.4	541	536
Maricunga	59,893	51,389	63,703	50,478	32.4	30.0	509	594
Chile Total	116,678	107,534	112,682	99,765	58.9	56.4	523	565

Operations Total	668,761	620,863	636,601	610,935	$271.0	$216.7	$426	$355
Less Kupol non-controlling interest (25%)	(54,903)	(70,642)	(50,058)	(75,990)	(14.9)	(16.0)
Attributable	613,858	550,221	586,543	534,945	$256.1	$200.7	$437	$375

Year ended December 31,
	Gold equivalent ounces
(in US$ millions)	Produced		Sold		Cost of sales		Cost of sales/oz
	2009	2008	2009	2008	2009	2008	2009	2008

Fort Knox	263,260	329,105	263,046	330,898	$143.7	$152.4	$546	$461
Round Mountain	213,916	246,946	215,469	242,652	111.4	112.9	517	465
Kettle River - Buckhorn (a)	173,555	27,036	182,472	16,296	53.6	5.6	294	344
US Total	650,731	603,087	660,987	589,846	308.7	270.9	467	459

Kupol (100%) (b)	925,507	626,543	943,548	531,590	245.5	116.8	260	220
Julietta (d)	-	39,585	-	41,099	-	32.3	-	786
Russia Total	925,507	666,128	943,548	572,689	245.5	149.1	260	260

Paracatu	354,396	188,156	347,664	183,115	240.9	82.4	693	450
Crixás	74,654	87,669	75,173	86,663	31.0	26.2	412	302
Brazil Total	429,050	275,825	422,837	269,778	271.9	108.6	643	403

La Coipa (c)	231,169	226,293	222,664	234,759	97.6	114.7	438	489
Maricunga	233,585	223,341	237,040	221,882	123.4	125.5	521	566
Chile Total	464,754	449,634	459,704	456,641	221.0	240.2	481	526

Operations Total	2,470,042	1,994,674	2,487,076	1,888,954	$1,047.1	$768.8	$421	$407
Less Kupol non-controlling interest (25%)	(231,377)	(156,636)	(235,887)	(132,898)	(63.5)	(29.2)
Attributable	2,238,665	1,838,038	2,251,189	1,756,056	$983.6	$739.6	$437	$421

(a) Kettle River - Buckhorn began operations in the fourth quarter of 2008.

(b) Kupol began operations in the second quarter of 2008.

(c) Cost of sales per ounce for the first nine months of 2008 includes $28 related to the increase in inventory volume due to the asset swap transaction.

(d) The Julietta mine was disposed of on August 16, 2008.

p. 11  Kinross 2009 production increases by 22%, revenue by 49%                                                                                                                                          www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON, Canada M5J 2V5

Consolidated balance sheets

(expressed in millions of United States dollars, except share amounts)
	As at
	December 31	December 31
	2009	2008

Assets
Current assets
Cash, cash equivalents and short-term investments	$632.4	$525.1
Restricted cash	24.3	12.4
Accounts receivable and other assets	135.5	126.5
Inventories	554.4	437.1
Unrealized fair value of derivative assets	44.3	23.8
	1,390.9	1,124.9
Property, plant and equipment	4,989.9	4,748.0
Goodwill	1,179.9	1,181.9
Long-term investments	292.2	185.9
Future income and mining taxes	-	33.9
Unrealized fair value of derivative assets	1.9	8.7
Deferred charges and other long-term assets	158.4	104.2
	$8,013.2	$7,387.5
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$312.9	$246.3
Current portion of long-term debt	177.0	167.1
Current portion of reclamation and remediation obligations	17.1	10.0
Current portion of unrealized fair value of derivative liabilities	131.0	128.1
	638.0	551.5
Long-term debt	515.2	783.8
Other long-term liabilities	543.0	586.6
Future income and mining taxes	624.6	622.3
	2,320.8	2,544.2
Non-controlling interest	132.9	56.3
Convertible preferred shares of subsidiary company	-	10.1
Common shareholders’ equity
Common share capital and common share purchase warrants	$6,448.1	$5,873.0
Contributed surplus	169.6	168.5
Accumulated deficit	(838.1)	(1,100.2)
Accumulated other comprehensive loss	(220.1)	(164.4)
	5,559.5	4,776.9
Contingencies
Subsequent events
	$8,013.2	$7,387.5
Common shares
Authorized	Unlimited	Unlimited
Issued and outstanding	696,027,270	659,438,293

p. 12  Kinross 2009 production increases by 22%, revenue by 49%                                                                                                                                          www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON, Canada M5J 2V5

Consolidated statement of operations

(expressed in millions of United States dollars, except per share and share amounts)
	Year ended
	December 31,
	2009	2008	2007

Revenue
Metal sales	$2,412.1	$1,617.0	$1,093.0
Operating costs and expenses
Cost of sales (excludes accretion, depreciation, depletion and amortization)	1,047.1	768.8	580.3
Accretion and reclamation expense	19.3	24.7	10.9
Depreciation, depletion and amortization	447.3	273.8	129.3
	898.4	549.7	372.5
Other operating costs	62.3	7.4	28.7
Exploration and business development	72.5	59.0	47.3
General and administrative	117.7	100.8	69.6
Impairment charges: goodwill	-	994.1	-
Operating earnings (loss)	645.9	(611.6)	226.9
Other income (expense) - net	(74.3)	(42.7)	189.6
Earnings (loss) before taxes and other items	571.6	(654.3)	416.5
Income and mining taxes expense - net	(150.8)	(101.1)	(73.8)
Equity losses of associated companies	(8.6)	(8.7)	(11.1)
Non-controlling interest	(102.3)	(42.3)	3.2
Dividends on convertible preferred shares of subsidiary	-	(0.8)	(0.8)
Net earnings (loss)	$309.9	$(807.2)	$334.0

Earnings (loss) per share
Basic	$0.45	$(1.28)	$0.60
Diluted	$0.44	$(1.28)	$0.59
Weighted average number of common shares outstanding (millions)
Basic	691.5	628.6	557.4
Diluted	696.5	628.6	566.1

p. 13  Kinross 2009 production increases by 22%, revenue by 49%                                                                                                                                          www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON, Canada M5J 2V5

Consolidated statements of cash flows

(expressed in millions of United States dollars)
	Year ended December 31,
	2009	2008	2007

Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings (loss)	$309.9	$(807.2)	$334.0
Adjustments to reconcile net earnings (loss) to net cash provided from (used in) operating activities:
Depreciation, depletion and amortization	447.3	273.8	129.3
Accretion and reclamation expenses	19.3	24.7	10.9
Accretion of convertible debt and deferred financing costs	17.1	15.4	-
Impairment charges:
Goodwill	-	994.1	-
Investments and other assets	-	83.9	1.3
Gain on disposal of assets and investments - net	(16.2)	(30.2)	(184.6)
Equity losses of associated companies - net	8.6	8.7	11.1
Non-hedge derivative gains - net	(2.9)	(41.6)	(30.2)
Future income and mining taxes	(27.9)	27.9	26.4
Non-controlling interest	102.3	42.3	(3.2)
Stock-based compensation expense	29.0	21.6	13.0
Foreign exchange gains (losses) and Other	50.7	21.2	5.5
Brazilian tax settlement	(71.0)	-	-
Changes in operating assets and liabilities:
Accounts receivable and other assets	(14.9)	(33.7)	(6.5)
Inventories	(115.1)	(145.4)	(10.6)
Accounts payable and other liabilities	49.4	(11.9)	44.8
Cash flow provided from operating activities	785.6	443.6	341.2
Investing:
Additions to property, plant and equipment	(481.2)	(714.7)	(601.1)
Asset purchases - net of cash acquired	(41.7)	21.2	2.4
Proceeds from the sale of long-term investments and other assets	6.7	37.3	61.8
Additions to long-term investments and other assets	(178.1)	(168.9)	(28.9)
Proceeds from the sale of property, plant and equipment	0.9	-	232.9
Additions to short-term investments	(0.5)	(24.6)	(9.9)
Decrease (increase) in restricted cash	(11.9)	(10.0)	6.4
Other	(45.7)	3.5	0.4
Cash flow provided from investing activities	(751.5)	(856.2)	(336.0)
Financing:
Issuance of common shares	396.4	-	-
Issuance of common shares on exercise of options and warrants	25.1	31.7	216.2
Proceeds from issuance of debt	77.7	123.2	287.7
Proceeds from issuance of convertible debentures	-	449.9	-
Debt issuance costs	-	(1.6)	-
Repayment of debt	(325.9)	(123.5)	(88.4)
Dividends paid to common shareholders	(62.4)	(51.5)	(5.6)
Dividends paid to Non-controlling shareholder	(25.8)	-	-
Settlement of derivative instruments	(19.4)	(23.2)	(30.5)
Other	(2.4)	(29.3)	-
Cash flow provided from financing activities	63.3	375.7	379.4
Effect of exchange rate changes on cash	9.4	(23.8)	12.6
Increase (decrease) in cash and cash equivalents	106.8	(60.7)	397.2
Cash and cash equivalents, beginning of year	490.6	551.3	154.1
Cash and cash equivalents, end of year	$597.4	$490.6	$551.3

Cash and cash equivalents, end of year	$597.4	$490.6	$551.3
Short-term investments	35.0	34.5	9.9
Cash, cash equivalents and short-term investments	$632.4	$525.1	$561.2

p. 14  Kinross 2009 production increases by 22%, revenue by 49%                                                                                                                                          www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON, Canada M5J 2V5

Operating Summary
	Mine	Period	Ownership	Ore Processed (1)	Grade	Recovery (2)	Gold Eq Production	Gold Eq Sales	Cost of Sales	COS/oz	Cap Ex	DD&A
			(%)	(’000 tonnes)	(g/t)	(%)	(ounces)	(ounces)	($ millions)	($/ounce)	($ millions)	($ millions)
U.S.A		Q4 2009	100	6,816	0.65	83%	86,614	89,244	40.2	450	36.7	14.3
		Q3 2009	100	3,091	0.80	83%	60,629	60,935	36.0	591	31.2	6.0
	Fort Knox	Q2 2009	100	3,269	0.74	82%	67,391	63,443	34.3	541	41.9	6.6
		Q1 2009	100	3,048	0.58	80%	48,626	49,424	33.2	672	23.3	5.7
		Q4 2008	100	3,461	0.80	81%	77,133	76,495	37.6	492	32.8	7.5
	Round Mountain	Q4 2009	50	6,748	0.65	nm	53,043	52,564	25.6	487	7.2	(3.9)
		Q3 2009	50	7,792	0.53	nm	59,375	59,007	31.2	529	8.2	6.4
		Q2 2009	50	5,827	0.58	nm	51,322	52,912	28.6	541	9.0	4.9
		Q1 2009	50	9,668	0.48	nm	50,176	50,986	26.0	510	8.6	4.7
		Q4 2008	50	8,219	0.52	nm	54,489	51,664	27.4	530	11.2	4.9
		Q4 2009	100	97	20.73	92%	62,363	62,065	16.5	266	6.1	23.0
		Q3 2009	100	82	19.57	95%	49,486	57,832	18.1	313	8.3	19.5
	Kettle River	Q2 2009	100	56	20.26	94%	33,807	27,414	8.2	299	8.2	12.0
		Q1 2009		47	19.50	94%	27,899	35,161	10.8	307	7.7	10.1
		Q4 2008	100	77	12.29	88%	27,036	16,296	5.6	344	11.9	5.8
Russia		Q4 2009	75	279	21.50	93%	219,612	200,234	58.2	291	10.5	41.9
		Q3 2009	75	293	20.93	95%	214,507	217,367	60.0	276	12.3	48.2
	Kupol - 100% (5)	Q2 2009	75	279	23.80	95%	234,265	271,133	70.1	259	10.0	59.4
		Q1 2009	75	293	24.91	95%	257,123	254,814	57.2	224	6.5	55.6
		Q4 2008	75	286	28.13	95%	282,567	303,958	64.2	211	7.2	71.4
		Q4 2009	75	279	21.50	93%	164,709	150,176	43.3	288	7.9	38.8
		Q3 2009	75	293	20.93	95%	160,880	163,025	44.6	278	9.2	36.2
	Kupol (4) (5)	Q2 2009	75	279	23.80	95%	175,699	203,350	51.8	262	7.5	49.3
		Q1 2009	75	293	24.91	95%	192,842	191,110	42.2	228	4.9	46.3
		Q4 2008	75	286	28.13	95%	211,925	227,968	48.2	211	5.4	59.3
Brazil		Q4 2009	100	10,401	0.44	74%	108,421	98,126	63.6	648	39.3	9.5
		Q3 2009	100	11,087	0.37	68%	85,772	84,720	64.7	764	49.7	10.5
	Paracatu	Q2 2009	100	9,259	0.44	67%	87,458	92,725	64.6	697	24.8	11.9
		Q1 2009	100	8,997	0.42	61%	72,745	72,093	48.0	666	10.3	10.6
		Q4 2008	100	6,051	0.40	64%	49,941	41,000	19.6	478	59.6	5.2
		Q4 2009	50	254	5.74	90%	22,030	21,686	8.0	369	4.8	2.9
		Q3 2009	50	303	4.56	92%	20,383	22,176	9.7	437	7.5	2.6
	Crixás	Q2 2009	50	277	5.03	92%	20,646	17,763	7.5	422	6.3	2.3
		Q1 2009	50	202	3.94	90%	11,595	13,548	5.8	428	6.6	1.9
		Q4 2008	50	195	7.44	95%	22,163	21,757	5.9	271	7.0	2.8
Chile		Q4 2009	100	1,262	1.17	80%	56,785	48,979	26.5	541	6.6	14.3
		Q3 2009	100	903	1.16	84%	43,662	50,127	22.7	453	4.6	11.6
	La Coipa (3)	Q2 2009	100	1,323	1.12	87%	64,482	67,296	26.4	392	3.6	14.6
		Q1 2009	100	1,419	1.08	85%	66,240	56,262	22.0	391	4.0	17.0
		Q4 2008	100	1,168	1.30	83%	56,145	49,287	26.4	536	5.0	6.5
		Q4 2009	100	4,068	0.76	nm	59,893	63,703	32.4	509	13.6	6.2
		Q3 2009	100	3,885	0.90	nm	57,253	56,410	29.2	518	8.0	4.0
	Maricunga	Q2 2009	100	3,996	0.83	nm	59,674	58,704	30.3	516	13.9	4.6
		Q1 2009	100	3,664	0.87	nm	56,765	58,223	31.5	541	7.0	4.5
		Q4 2008	100	3,920	0.82	nm	51,389	50,478	30.0	594	3.8	4.5

(1)	Ore processed is to 100%, production and costs are to Kinross’ account

(2)
Due to the nature of heap leach operations at Round Mountain and Maricunga, recovery rates cannot be accurately measured on a quarterly basis. Fort Knox recovery represents mill recovery only and excludes the heap leach.

(3)	La Coipa silver grade and recovery were as follows: Q4 (2009) 35.80g/t 66%; Q3 (2009) 52.76 g/t 57%; Q2 (2009) 55.15g/t 63%; Q1 (2009) 64.87g/t 64%; YTD (2009) 52.53g/t 63%.

(4)	Kupol silver grade and recovery were as follows: Q4 (2009) 247.21 g/t 83%; Q3 (2009) 235.64 g/t 84%; Q2 (2009) 298.68 g/t 83%; Q1 (2009) 286.70 g/t 82%; YTD (2009) 266.90 g/t 83%.

(5)	Includes Kinross’ share of Kupol at 75%.

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